Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

July 7, 2021
VIA EDGAR TRANSMISSION
Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549
Re: Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 333-227298, 811-23377
Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on June 14, 2021 with respect to the Amendment and the Trust’s proposed new series, the ATAC Credit Rotation ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
General
1.Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response: The Trust responds by noting that the EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.
2.Provide the completed Fees and Expenses Table and Expense Example prior to effectiveness.
Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.
Prospectus
3.Please explain how the line item “Other Expenses” in the Fees and Expenses Table was estimated and determined to be a reasonable estimate of the Fund’s expenses for the current fiscal year.
Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the potential for additional fees from investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.
4.In the preamble to the Expense Example, please disclose that the Management Fee Waiver presented in the Fees and Expenses table is reflected in the Expense Example only through a given period of time.

Response: The Trust will modify the fifth sentence to read as follows: “The management fee waiver discussed ~~in the table~~ above is reflected only ~~for the first year~~ through December 31, 2022.”
5.In the second paragraph of the “Principal Investment Strategies” section, please disclose what is meant by “short-term relative performance” (e.g., financial performance, stock price performance or some other performance basis)? In addition, define “short-term” (e.g., monthly, quarterly or another measurement).
Response: The Trust responds by revising the disclosure in the second paragraph to read in part as follows:
“The Adviser’s investment decisions for the Fund are based on the ~~COCO~~ Index’s assessment of the short-term relative performance of companies in the Utilities sector relative to the performance of the U.S. large-capitalization equity market. To assess short-term relative performance, the Index performs a rolling multi-week evaluation of the market performance of the Utilities sector relative to the broad stock market by comparing the performance of two ETFs, the Utilities Select Sector SPDR Fund (XLU) and the SPDR S&P 500 ETF Trust (SPY).”
6.In the “Principal Investment Strategies” section, please explain supplementally and with a view to improving disclosure, the investment philosophy behind using the “short-term relative performance of companies in the Utilities sector relative to the performance of the U.S. large-capitalization equity market” to determine credit-on and credit-off exposure.
Response: The Trust responds by supplementally explaining that the Adviser believes the Utilities sector has historically outperformed the broader stock market in short-term periods in advance of high volatility environments for equities and that movements in the Utilities sector tend to signify repositioning in advance of major credit spread widening environments.
The Trust further responds by revising the second paragraph of the “Principal Investment Strategies” section as follows:
“The Adviser invests the Fund’s assets primarily in one or more ETFs (sometimes referred to in this Prospectus as “Underlying ETFs”), or the underlying holdings of such Underlying ETFs, seeking to follow the credit-on/credit-off signals from the ATAC Credit-On/Credit-Off Index (the “~~COCO~~ Index”), which is owned and maintained by the Adviser. The Index exposure between high yield U.S. corporate bonds and long-term U.S. Treasury securities using U.S.-listed ETFs is evaluated on a weekly basis. The Adviser’s investment decisions for the Fund are based on the ~~COCO~~ Index’s assessment of the short-term relative performance of companies in the Utilities sector relative to the performance of the U.S. large-capitalization equity market. To assess short-term relative performance, the Index performs a rolling multi-week evaluation of the market performance of the Utilities sector relative to the broad stock market by comparing the performance of two ETFs, the Utilities Select Sector SPDR Fund (XLU) and the SPDR S&P 500 ETF Trust (SPY). The Utilities sector or utilities securities are comprised of utility companies such as electric, gas and water utilities and also includes independent power producers and energy traders and companies that engage in the generation and distribution of electricity using renewable sources. The Adviser believes that the Utilities sector has historically outperformed the broader stock market in short-term periods in advance of high volatility environments for equity securities and that movements in the Utilities sector tend to signify repositioning in the market in advance of major credit spread widening environments. When utilities securities are underperforming the market (“Credit-On”), the ~~COCO~~ Index will have exposure by investing in one or more ~~Underlying~~ ETFs ~~(or their underlying holdings)~~ that principally invests in high yield bonds. When utilities securities are outperforming the market (“Credit-Off”), the ~~COCO~~ Index will have exposure by investing in one or more ~~Underlying~~ ETFs ~~(or their underlying holdings)~~ that principally invests in long-duration (e.g., 20 years) U.S. Treasury securities. The Fund’s selection and individual allocation of Underlying ETFs as a percentage of the Fund’s assets attempts to replicate the ~~COCO~~ Index’s credit-on and credit-off holdings~~baskets~~, as applicable.”
7.In the “Principal Investment Strategies - Credit-On Exposure” section, please clarify whether the Fund’s investment in high yield bonds can be in any sector or are the investments limited to the utilities sector.
Response: The Trust responds by supplementally clarifying that Utilities sector performance is only used as a signal to determine the Index’s holdings. The Fund’s holdings when the Utilities sector is underperforming the market will include Underlying ETFs with exposure to high yield/junk debt securities. Conversely, when the Utilities sector is outperforming the market, the Fund’s holdings will include Underlying ETFs with exposure to long-duration U.S. Treasuries.
8.In the Fund’s 80% policy, clarify the term “credit-related securities.”
Response: The Trust responds by clarifying the term as follows:
“Under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, will be invested in (i) credit-related securities, or (ii) ETFs that invest, under normal circumstances, at least 80% of their net assets, plus borrowings for investment purposes, in credit-related securities. Credit-related securities are fixed-income securities, debt securities and loans and investments with economic characteristics similar to fixed-income securities, debt securities and loans. Such policy has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon 60 days’ written notice to shareholders.”
9.In the third sentence of “Associated Risks of Short-Term Signals,” please clarify the term “favor” in the phrase “accurately favor future performance.” Please confirm whether the intended meaning is “predict?”
Response: The Trust responds supplementally by stating that the intended meaning is not to predict, but rather to suggest conditions favoring probabilities which lead to a particular outcome.
The Trust further responds by revising the third and fourth sentences of “Associated Risks of Short-Term Signals” to read in part as follows:
“Additionally, because the Adviser determines the exposure for the Fund based on the performance of the Utilities sector relative to the performance of the U.S. large-capitalization equity market, the Fund is exposed to the risk that such assets or their relative performance fail to accurately produce an advantageous signal ~~favor future performance~~. Consequently, the Fund may significantly underperform relative to the broader fixed income market if the ~~COCO~~ Index is unsuccessful at producing an advantageous signal ~~favoring future performance~~ for the allocation to Underlying ETFs.”
10.In “High Yield Securities Risk,” please disclose that high yield securities are speculative in a nature.
Response: The Trust responds by revising the first sentence of “High Yield Securities Risk” to read as follows:
“High Yield Securities Risk. Securities rated below investment grade are often referred to as high yield securities or “junk bonds~~.~~” and are considered speculative in nature.”
11.Regarding the Fund’s investment objective of “long-term capital appreciation,” please explain supplementally what aspects of the Fund’s strategies are designed to seek long-term capital appreciation or otherwise revise the Fund’s investment objective as appropriate.

Response: The Trust responds by supplementally explaining that the Adviser believes that while the Fund is an ETF that invests in credit-related securities providing current income, the highly active nature of the Fund’s strategy makes it appropriate to characterize the Fund as a total return vehicle. For example, if the Index is in a credit-off exposure in advance of a market crash, the Fund’s investments will likely experience capital appreciation due to the “flight to safety” trading that historically tends to occur in U.S. Treasuries. If the Index then moves to a credit-on exposure, the Fund’s exposure to high yield bond investments have the potential for higher returns, given the anticipated price declines of such investments. The Fund in this manner could potentially benefit, not just from the yield of the credit-on or credit-off positioning, but also the capital appreciation from narrowing in credit spreads after a widening event occurs on a price appreciation level.
12.The “Management – Investment Adviser” section discusses Tactical Rotation Management, LLC (“TRM”). Please clarify the relationship between the Adviser and TRM, including what TRM receives in exchange for paying a portion of the Fund’s expenses. In addition, advise at what point TRM is considered an investment sub-adviser to the Fund given Mr. Gayed’s multiple roles.
Response: The Trust responds by revising the disclosure in this section as follows:
“The Adviser has entered into an agreement with Tactical Rotation Management, LLC (“TRM”), a personal consulting company ~~an entity~~ owned by Mr. Gayed, under which the Adviser and TRM jointly assume the obligation of the Adviser to pay all expenses of the Fund, except Excluded Expenses (such expenses of the Fund, except Excluded Expenses, the “Unitary Expenses”), and such expenses are divided equally between the Adviser and TRM. TRM is entitled to a fee, paid by the Adviser, based on the total management fee earned by the Adviser under the Advisory Agreement less the Unitary Expenses and certain start-up costs. Although TRM has agreed to be responsible for half of the Unitary Expenses, the Adviser retains the ultimate obligation to the Fund to pay such expenses.”
The Trust further responds supplementally by clarifying that Toroso is the investment adviser to the Fund and confirms there is no sub-adviser to the Fund. Mr. Gayed makes investment decisions for the Fund in his role as a portfolio manager of the Adviser. TRM is a limited liability company organized by Mr. Gayed as a personal consulting company.
13.Please confirm whether the biography for Michael Gayed, CFA, Portfolio Manager for the Adviser, should be revised to discuss his role with TRM, or please advise as to the reason is should not be revised.
Response: The Trust responds by advising that the biography for Mr. Gayed accurately reflects his role as a Portfolio Manager for the Adviser. TRM is not an operating company and, as a result, the Trust declines to include any additional disclosure in Mr. Gayed’s biography relating to TRM.
Sincerely,
/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A
Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.25%
Distribution and/or Service (Rule 12b-1) Fee	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.19%
Total Annual Fund Operating Expenses	1.44%
Less: Fee Waiver	0.27%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.17%

1 Based on estimates for the current fiscal year.
2 The Fund’s investment adviser, Toroso Investments, LLC (“Toroso” or the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to the Adviser (collectively, the “Excluded Expenses”)) to 0.98% of the Fund’s average daily net assets through at least December 31, 2022. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver is greater than 0.98%. This agreement may be terminated only by, or with the consent of, the Fund’s Board of Trustees, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees.
Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The management fee waiver discussed above is reflected only through December 31, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$119	$416

A-1